Exhibit 11
Earnings Per Share
CORN PRODUCTS INTERNATIONAL, INC.
Computation of Net Income
Per Share of Common Stock

	Three Months Ended	Six Months Ended
(All figures are in millions except per share data )	June 30, 2007	June 30, 2007
Average shares outstanding — Basic	74.8	74.6
Effect of dilutive securities:
Stock options and other	1.8	1.8

Average shares outstanding — Assuming dilution	76.6	76.4

Net income	$50.6	$100.6

Earnings per share:
Basic	$0.68	$1.35
Diluted	$0.66	$1.32

27